Exhibit 99.3

Wipro Limited

CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2012

		( in millions, except share and per share data, unless otherwise stated)
			Three months ended			Year ended
	Particulars		March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	March 31, 2011
1	Income from operations
	a)	Net Sales/income from operations (net of excise duty)	98,363	99,651	82,763	374,044	309,980
	b)	Other operating income	—	—	—	—	—

	Total income from operations (net)		98,363	99,651	82,763	374,044	309,980

2	Expenses
	a)	Cost of materials consumed	7,814	4,194	4,685	20,159	14,922
	b)	Purchase of stock-in-trade	6,050	11,051	8,842	37,657	34,087
	c)	(Increase)/ Decrease in inventories of finished stock, work-in-progress and stock in process	471	(275)	(872)	118	(651)
	d)	Employee compensation	40,564	40,269	33,830	154,066	126,867
	e)	Depreciation and amortisation expense	2,668	2,604	2,281	10,129	8,211
	f)	Sub contracting/technical fees/third party application	9,504	9,517	7,151	34,210	26,415
	g)	Other expenditure	14,349	15,052	12,059	53,692	42,461

	Total expense		81,420	82,412	67,976	310,031	252,312

3	Profit from operations before other income, finance costs and exceptional items (1-2)		16,943	17,239	14,787	64,013	57,668
4	Other Income		2,441	2,149	2,127	8,895	6,652
5	Profit from ordinary activities before finance costs and exceptional items (3+4)		19,384	19,388	16,914	72,908	64,320
6	Finance Cost		464	1,017	636	3,491	1,933
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)		18,920	18,371	16,278	69,417	62,387
8	Exceptional items		—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)		18,920	18,371	16,278	69,417	62,387
10	Tax expense		4,015	3,810	2,604	13,763	9,714
11	Net profit from ordinary activities after tax (9-10)		14,905	14,561	13,674	55,654	52,673
12	Extraordinary items (net of tax expense)		—	—	—	—	—
13	Net profit for the period (11-12)		14,905	14,561	13,674	55,654	52,673
14	Share in earnings of associates		7	117	139	333	648
15	Minority interest		(103)	(114)	(59)	(257)	(344)
16	Net profit after taxes, minority interest and share of profit of associates (13+14+15)		14,809	14,564	13,754	55,730	52,977
17	Paid up equity share capital (Face value 2 per share)		4,917	4,916	4,908	4,917	4,908
18	Reserves excluding revaluation reserves as per balance sheet of previous accounting year						234,772
19	EARNINGS PER SHARE (EPS)
	Before extraordinary items
	Basic (in )		6.04	5.94	5.64	22.76	21.74
	Diluted (in )		6.03	5.93	5.61	22.69	21.61
	After extraordinary items
	Basic (in )		6.04	5.94	5.64	22.76	21.74
	Diluted (in )		6.03	5.93	5.61	22.69	21.61
20	Public shareholding (1)
	Number of shares		488,910,535	470,623,574	467,158,697	488,910,535	467,158,697
	Percentage of holding		19.88%	19.15%	19.03%	19.88%	19.03%
21	Promoters and promoter group shareholding
	a) Pledged/ Encumbered
	–Number of shares		Nil	Nil	Nil	Nil	Nil
	–Percentage of shares (as a % of the total shareholding of promoter and promoter group)		Nil	Nil	Nil	Nil	Nil
	–Percentage of shares (as a % of the total share capital of the Company)		Nil	Nil	Nil	Nil	Nil
	b) Non-encumbered
	–Number of shares (2)		1,927,880,883	1,945,693,763	1,945,953,763	1,927,880,883	1,945,953,763
	–Percentage of shares (as a % of the total shareholding of promoter and promoter group)		100%	100%	100%	100%	100%
	–Percentage of shares (as a % of the total share capital of the Company)		78.41%	79.15%	79.28%	78.41%	79.28%

(1)	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
(2)	Includes 206,030,453 (December 31, 2011 and March 31, 2011: 223,843,333) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of Complaints received for the period January 01, 2012 to March 31, 2012

S1. No.	Nature of the complaint	Nature	Opening balance 01.01.2012	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved as of March 31, 2012
1	Non-Receipt of Securities	Complaint	—	2	2	—
2	Non Receipt of Annual Reports	Complaint	—	1	1	—
3	Correction / Duplicate/ Revalidation of dividend warrants	Request	—	99	99	—
4	SEBI/Stock Exchange Complaints	Complaint	—	—	—	—
5	Non Receipt of Dividend warrants	Complaint	—	22	22	—

	TOTAL		—	124	124	—

Note: There are certain pending cases relating to disputes over title to shares in which the Company has been made a party. However, these cases are not material in nature.

1.	The consolidated financial results of the Company for the quarter and year ended March 31, 2012 have been approved by the directors of the Company at its meeting held on April 25, 2012. The statutory auditors have expressed an unqualified audit opinion.

2.	The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:–

a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	Share based payment transactions.

4.	The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

5.	The total revenue represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to 328, 321 and 260 for the three months ended March 31, 2012, December 31, 2011 and March 31, 2011, respectively and 1,205 and 1,007 for the year ended March 31, 2012 and 2011, respectively.

6.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(in Million)
	As at March 31
	2011		2012
Designated derivative instruments		$901		$1,081
Sell		£21		£4
		¥3,026		¥1,474
		€2		€17
	AUD	4	AUD	—
	CHF	6	CHF	—
Net investment hedges in foreign operations
Cross-currency swaps		¥24,511		¥24,511
Others		$262		$262
		€40		€40
Non designated derivative instruments
Sell		$526		$841
		£40		£58
		€48		€44
	AUD	13	AUD	31
Buy		$617		$555
		¥—		¥1,997
Cross currency swaps		¥7,000		¥7,000

7.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter and year ended March 31, 2012, which are available on our company website www.wipro.com

8.	Business combination

Science Applications International Corporation

On June 10, 2011, the Company acquired the global oil and gas information technology practice of the Commercial Business Services Business Unit of Science Applications International Corporation Inc along with 100% of the share capital in SAIC Europe Limited and SAIC India Private Limited. On July 2, 2011 the Company also acquired 100% of the share capital of SAIC Gulf LLC (hereafter the acquisitions are collectively referred to as ‘oil and gas business of SAIC’). The oil and gas business of SAIC provides consulting, system integration and outsourcing services to global oil majors with significant domain capabilities in the areas of digital oil field, petro-technical data management and petroleum application services, addressing the upstream segment. The Company believes that the acquisition will further strengthen Wipro’s presence in the Energy, Natural Resources and Utilities domain. The goodwill of 5,309 comprises of value of expected synergies arising from the acquisition. The purchase consideration of 7,536 was settled in cash. The following table summarizes the recognized amounts of assets acquired and liabilities assumed:

Descriptions	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Cash and cash equivalents	541	—	541
Property, plant and equipment	75	—	75
Customer-related intangibles	—	756	756
Other assets	1,540	—	1,540
Deferred income taxes, net	54	(61)	(7)
Other liabilities	(678)	—	(678)
Total	1,532	695	2,227
Goodwill			5,309

Total purchase price			7,536

None of the goodwill, other than goodwill relating to business purchase in the U.S. (2,703), is expected to be deductible for income tax purposes.

The gross and fair value of trade receivables included in other assets above amounts to 1,170. None of the trade receivable has been impaired and it is expected that full contractual amount can be collected.

From the date of acquisition, the oil and gas business of SAIC have contributed 6,792 of revenue and 243 of profit before taxes for the period of the Company.

If the acquisition had occurred on April 1, 2011, management estimates that annual consolidated revenue for the Company would have been 373,798 and the annual profit before taxes for the period for the Company would have been 69,935. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisitions had occurred on dates indicated or that may result in the future.

9.	Segment Information

The Company is currently organized by segments, which includes IT Services (comprising of IT Services and BPO Services), IT Products, Consumer Care and Lighting and ‘Others’.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, Operating Segments. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments (except cash and cash equivalents, available for sale investments and inter-corporate deposits amounting to 114,663 and 128,037 as of March 31, 2011 and 2012, respectively, which is included under Reconciling items) less all liabilities, excluding loans and borrowings.

Information on reportable segments is as follows:

		Three months ended			Year ended
	Particulars	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	March 31, 2011
1.	Segment Revenue
	– IT Services	75,897	76,076	62,891	284,313	234,850
	– IT Products	9,370	9,000	9,105	38,436	36,910

	Total IT Services and Products	85,267	85,076	71,996	322,749	271,760
	Consumer Care and Lighting	9,067	8,787	7,244	33,401	27,258
	Others	4,288	5,760	3,519	18,565	10,896
	Reconciling items	69	349	264	534	1,073

	Net Revenues from Operations	98,691	99,972	83,023	375,249	310,987

2.	Segment Operating Income
	– IT Services	15,731	15,828	13,878	59,265	53,407
	– IT Products	438	475	332	1,787	1,609

	Total IT Services and Products	16,169	16,303	14,210	61,052	55,016
	Consumer Care and Lighting	1,134	1,045	870	3,956	3,450
	Others	35	70	125	110	(97)
	Reconciling items	(395)	(179)	(415)	(1,105)	(701)

	Total Segment Operating Income	16,943	17,239	14,790	64,013	57,668
	Finance expense	(464)	(1,017)	(636)	(3,491)	(1,933)
	Finance and other income	2,441	2,149	2,128	8,895	6,652
	Share of profits of equity accounted investees	7	117	139	333	648

	Profit before tax	18,927	18,488	16,421	69,750	63,035
	Income tax expense	(4,015)	(3,810)	(2,604)	(13,763)	(9,714)

	Profit for the period	14,912	14,678	13,817	55,987	53,321

3.	Average Capital Employed
	IT Services and Products	153,708	151,380	128,456	139,843	118,208
	Consumer Care and Lighting	22,882	22,372	20,832	21,798	20,097
	Others	11,721	10,807	6,744	9,398	6,168
	Reconciling items	151,158	139,537	134,965	148,110	131,646

	Total Capital Employed	339,469	324,096	290,997	319,149	276,119

4.	Return on Capital Employed
	IT Services and Products	42%	43%	44%	44%	47%
	Consumer Care and Lighting	20%	19%	17%	18%	17%
	Others	1%	3%	8%	1%	(2%)
	Total	20%	21%	20%	20%	21%

The Company has four geographic segments: India, the United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows

	Three months ended			Year ended
	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	March 31, 2011
India	19,775	20,889	19,126	80,135	67,904
United States	40,309	40,460	34,442	148,160	129,217
Europe	23,439	23,776	19,078	87,186	68,159
Rest of the world	15,168	14,847	10,377	59,768	45,707

	98,691	99,972	83,023	375,249	310,987

No client individually accounted for more than 10% of the revenues during the three months ended March 31, 2012, December 31, 2011 and March 31, 2011 and year ended March 31, 2011 and 2012.

Notes:

a)	The company has the following reportable segments:

i)	IT Services: The IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.

ii)	IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

iii)	Consumer Care and Lighting: The Consumer Care and Lighting segment manufactures, distributes and sells personal care products, baby care products, lighting products and hydrogenated cooking oils in the Indian and Asian markets.

iv)	The Others’ segment consists of business segments that do not meet the requirements individually for a reportable segment as defined in IFRS 8.

v)	Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under IFRS 8, and elimination of inter-segment transactions have been considered as ‘reconciling items’.

b)	Revenues include excise duty of 328, 321 and 260 for the three months ended March 31, 2012, December 31, 2011 and March 31, 2011, respectively and 1,205 and 1,007 for the year ended March 31, 2012 and 2011, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

c)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net in revenues (which is reported as a part of operating profit in the statement of income).

d)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The incremental impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

e)	For evaluating the performance of the individual business segments, amortization of intangibles acquired through business combinations are reported in reconciling items.

f)	For evaluating the performance of the individual business segments, loss on disposal of subsidiaries are reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. Accordingly, such receivables are reflected in capital employed in reconciling items. As of March 31, 2012 and 2011, capital employed in reconciling items includes 13,562 and 12,255 respectively, of such receivables on extended collection terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under ‘reconciling items’.

h)	Operating income of segments is after recognition of stock compensation expense arising from the grant of options:

Segments	Three months ended			Year ended
	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	March 31, 2011
IT Services	204	200	337	871	1,214
IT Products	13	13	23	62	90
Consumer Care and Lighting	22	22	26	89	112
Others	4	7	7	26	31
Reconciling items	6	7	(61)	(99)	(355)

Total	249	249	332	949	1,092

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous

10.	The Company has granted Nil, 10,000 and Nil options under RSU Options Plan during the three months ended March 31, 2012, December 31, 2011 and March 31, 2011, respectively and 6,661,180 and 40,000 options under RSU Plan during the year ended March 31, 2011 and 2012, respectively.

11.	Consolidated statement of assets and liabilities

	Particulars	As on March 31,
		2012	2011
I.	EQUITY AND LIABILITIES
1.	Shareholder’s funds
	Share Capital	4,917	4,908
	Reserves and Surplus	280,397	234,772

		285,314	239,680

2.	Minority Interest	849	691

3.	Non-current liabilities
	Long-term borrowings	22,510	19,759
	Deferred Tax liabilities	353	301
	Other Long term liabilities	3,826	5,292
	Long-term Provisions	5,464	5,102

		32,153	30,454

4.	Current Liabilities
	Short term borrowings	34,499	31,065
	Trade payables and Accrued Expense	47,258	42,024
	Other current liabilities	27,575	17,865
	Short term provisions	8,353	9,664

		117,685	100,618

	TOTAL EQUITY AND LIABILITIES	436,001	371,443

II	ASSETS
1.	Non-current assets
	Fixed assets
	Tangible assets	53,529	47,846
	Intangible assets	4,229	3,551
	Capital work-in-progress	3,466	5,036
	Goodwill	67,937	54,818
	Non-current investments	3,232	2,993
	Deferred tax assets	1,374	979
	Long-term loans and advances	19,421	16,081
	Other non-current assets	9,325	7,825

		162,513	139,129

2.	Current assets
	Current investments	41,961	49,282
	Inventories	10,662	9,707
	Trade receivables	80,328	61,627
	Cash and bank balances	77,666	61,141
	Short-term loans and advances	36,754	28,755
	Other current assets	26,117	21,802

		273,488	232,314

	TOTAL ASSETS	436,001	371,443

12.	Stand-alone information (Audited)

Particulars	Three months ended			Year ended
	March 31, 2012	December 31, 2011	March 31, 2011	March 31, 2012	March 31, 2011
Income from Operations	86,210	83,165	71,784	320,536	263,407
Profit before Tax	17,190	14,016	15,804	59,186	57,055
Profit after Tax	13,513	10,639	13,376	46,851	48,437

13.	Dividend

On April 25, 2012, the Board of Directors of the Company recommended final dividend of 4 ($0.08) per equity share and ADR (200% on an equity share of par value of 2). The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the Company.

Place: Bangalore Date: April 25, 2012	By Order of the Board, for Wipro Ltd. Azim H Premji Chairman	WIPRO LIMITED Regd. Office: Doddakannelli, Sarjapur Road, Bangalore – 560 035. www.wipro.com